SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2812	RFENYES@STBLAW.COM

January 15, 2010

VIA EDGAR

Re:	Graham Packaging Company Inc.
Registration Statement on Form S-1
File No.: 333-163956

Ms. Pamela Long Mr. Dietrich King Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Dear Ms. Long and Mr. King:

On behalf of Graham Packaging Company Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 13, 2010 (the “comment letter”) relating to the Registration Statement on Form S-1 filed on December 23, 2009 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the Amendment No. 1. The responses and information provided below are based upon information provided to us by the Company.

Securities and Exchange Commission

January 15, 2010

General

1.	We note your responses to comments one, two, three, four, five and 39 in our letter dated November 25, 2009. Please note that when you provide the information or materials sought by these comments we will require adequate time to review them.

The Company has included certain of the information above and recognizes that the Staff will need adequate time to review the remainder of the information once such information is provided.

Organizational Structure, page 27

2.	Please consider providing a diagram which depicts your organizational structure immediately prior to the reorganization and offering.

The Company has included a diagram on page 28, which depicts its organizational structure immediately prior to the reorganization and offering.

3.	We note your response to comment 12 in our letter dated November 25, 2009 and the additional disclosures provided. Graham Packaging Corporation and their affiliates or other entities controlled by Donald C. Graham and his family own a 14.3% limited partnership interest and 0.7% general partnership interest in Graham Packaging Holdings Company. The general partnership interests will be converted into limited partnership interests. Please further disclose how you determined the appropriate exchange rate for the general partnership interest, including what consideration was given to any special rights or privileges that were associated with the general partnership interests. Please also address why your wholly-owned subsidiary, BCP/Graham Holdings L.L.C., will retain its general partnership interests.

General partnership interests and limited partnership interests of Graham Packaging Holdings Company represent identical economic interests. As a result, the partners have agreed to convert the general partnership interests held by the Graham Family on an equivalent economic basis. The Company has added disclosure on page 30 to clarify this. BCP/Graham Holdings L.L.C. will remain as a general partner following the recapitalization in order to prevent the partnership from entering dissolution pursuant to Section 17-801(3) of the Delaware Revised Uniform Limited Partnership Act.

Unaudited Pro Forma Financial Information, page 34

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

Subsequent Events, page 36

4.

        On November 12, 2009, you paid approximately $3.5 million to sell all of the shares of your wholly-owned subsidiary Graham Emballages Plastiques S.A.S. During the third quarter of 2009, you determined that the results of operations for this location would be

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January 15, 2010

reported as discontinued operations. Your consolidated statements of operations reflect these discontinued operations. Please tell us what consideration you gave as to whether any adjustments need to be made to your pro forma balance sheet related to this sale. For example, it would appear that you may need to reflect the cash payment made to sell the subsidiary as well as remove any assets and liabilities associated with the subsidiary from your pro forma balance sheet.

The Company considered whether to give pro forma effect to the disposition of Graham Emballages Plastiques S.A.S. and determined that the amounts involved were not material to the balance sheet. As of September 2009, the Meaux balance sheet consisted of cash and equity of $0.9 million, which reflects the full impairment of all of the net assets. Actual cash paid was $3.5 million. These amounts are not material to total assets of $2.2 billion.

5.	Please tell us how you determined that you should not reflect the issuance of the $253.4 million senior unsecured notes in November 2009 in the pro forma financial information, including your consideration of the corresponding pro forma impact on interest expense. In this regard, we note that you have reflected the new debt issuance in your capitalization table on page 33. If you determine that the new debt issuance should be reflected in the pro forma information, please include the adjustments related to these notes in a separate column. You should first present the adjustments related to the notes in one column which should be followed by the reorganization column and then a subtotal column. After this, you should continue to present the adjustments related to the offering in a separate column, which should be followed by a total column.

The Company considered whether providing pro forma information on the face of the pro forma financial statements for the issuance of the $253.4 million of new senior notes in November 2009 would be meaningful to investors. The Company determined that such presentation would not be meaningful for the following reasons:

(1) the principal amount of the debt issued as recorded on the balance sheet (net of discounts) was $250.0 million and exactly equaled the amount of debt repaid;

(2) the presentation on the face of the balance sheet does not show the components of long-term debt;

(3) the impact on cash and equity was not significant; and

(4) the effective interest rate on the new debt was 8.8% compared to 9.1% on the debt repaid and would have produced only a small reduction of interest expense (less than $0.6 million for the year ended December 31, 2008, compared to pro forma interest expense of $169.2 million for the same period).

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January 15, 2010

However, in the interest of transparency, the Company has provided a narrative disclosure of the impact of the new senior notes offering in note (a) to the pro forma balance sheet on page 39 to highlight the fact that this refinancing has not been included.

The Company also determined that what would be most meaningful to investors is the extension of the maturity of the new debt to 2017 compared to 2012 for the debt repaid. Therefore, the Company reflected this refinancing as a supplemental “As Further Adjusted” column on its capitalization table on page 35 to provide this additional information to investors.

The Company has also added a cross-reference to the Capitalization table in note (a) to the pro forma balance sheet on page 39.

6.	We note your response to comment 15 in our letter dated November 25, 2009. You will grant holders of options of Graham Packaging Holdings Company the right to exchange these options for options in Graham Packaging Company, Inc. Please help us better understand how you determined the exchange rights will result in little or no change in the fair value of the options and correspondingly little or no incremental compensation expense. You considered the influence of the planned IPO as well as the nature and amount of any additional value of Graham Packaging Company, Inc. versus Graham Packaging Holdings Company. Please provide us with a comprehensive explanation as to your consideration of each of these factors. In this regard, the financial statements provided for Graham Packaging Company, Inc. as well as the organizational structure disclosed on page 27 indicate that there are differences in the two entities.

The Company will provide exchange rights for each holder of the Graham Packaging Holdings Company partnership units. As a result, holders of options of Graham Packaging Holdings Company will have the right, once the option is exercised and units are issued, to exchange such units into shares of the Company. None of the terms or conditions of the outstanding options will be changed or modified as a result of the exchange rights being provided to holders of the partnership units.

The Company has concluded that these exchange rights offered to holders of the partnership units will result in little or no change in fair value of the options, and therefore result in little or no incremental compensation expense, after consideration of the following:

Substantially similar operations and earnings ability. the Company’s operations, activities and earnings ability are substantially similar to those of Graham Packaging Holdings Company; the Company has no independent operations or activities, and substantially all assets and liabilities of the Company are those of Graham Packaging Holdings Company. Because the only economic value of Company is through the partnership units that it holds of Graham Packaging Holdings Company, a holder of a unit in Graham Packaging Holdings Company will own the same economic value in the Company subsequent to the exchange. The Company does not expect these factors to change in the foreseeable future.

Consistent terms and conditions. The outstanding options’ current terms and conditions will not be modified as a result of the exchange rights provided to holders of partnership units. Additionally, the probability of the planned initial public offering was known to Graham Packaging Holdings Company’s option holders prior to the exchange rights being provided. In fact, the partnership agreement contemplated certain structural changes and events to facilitate an initial public offering, and it was expected by holders of such options that upon an initial public offering occurring, participation of option holders through the ability to acquire a share in the issuer would occur.

As a result of these considerations, the Company believes that the fair value of the outstanding options immediately prior to the issuance of the exchange rights compared to the fair value of such options immediately after such issuance will be similar, and will result in little or no additional compensation expense.

Reorganization Adjustments, page 36

7.

        The pro forma balance sheet reflects a liability only for the cash savings attributable to current tax attributes resulting from the purchases of Graham Packaging Holdings Company partnership interests that occurred prior to and in connection with this offering

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January 15, 2010

and for the cash savings attributable to loss carryovers from prior periods (or portions thereof). Please disclose the terms of the purchases of partnership interests, whether these purchases have already occurred, and how it was determined which partnership interests would be purchased. Please also confirm that these are the same purchases that are discussed as part of adjustment (d) on page 38.

The Company and Graham Packaging Holdings Company have offered all of the limited partners in Graham Packaging Holdings Company the opportunity to participate in this offering as a selling stockholder. Each limited partner that chose to do so will exchange each of its limited partnership units in Graham Packaging Holdings Company for one share of the Company’s common stock that is being sold in this offering. The Company will enter into agreements with each of the remaining limited partners of Graham Packaging Holdings Company, the non-selling stockholders and certain individuals that hold options to acquire limited partnership units in Graham Packaging Holdings Company, that will permit those holders and optionholders to exchange their limited partnership units for shares of the Company’s common stock on a one-for-one basis at any time, subject to customary adjustments for splits, distributions and reclassifications. No exchanges or purchases of partnership units have occurred yet pursuant to the terms of those exchange agreements. The Company has added disclosure about this on page 30. These are the same partnership interests acquired through the exchanges that are discussed as part of adjustment (d) on page 38.

8.	For adjustment (d), please clearly disclose the terms of these acquisitions and correspondingly how you arrived at the pro forma adjustment amount. Please clarify whether agreements have already been entered into to acquire these noncontrolling interests. Please clarify how you will pay for these and why no payment amounts are reflected on your pro forma balance sheet. Please also clarify how you determined that the adjustment should impact retained earnings (deficit) rather than additional paid-in capital. Refer to ASC 810-10-55-4B though 4E as well as ASC 810-10-55-4M.

The Company has provided additional disclosure of the calculation of the adjustment for noncontrolling interests in note (d) to the pro forma balance sheet on page 41 and has clarified that the noncontrolling interests will be obtained through an exchange of its shares for partnership units held by the noncontrolling interests and not from a cash payment. See the response to comment 7 above for a discussion of the exchange agreements.

The Company agrees that the adjustment should be to additional paid-in capital and the placement of note (d) has been moved to that line item on the face of the pro forma balance sheet.

Offering Adjustments, page 39

9.	You expect Blackstone Management Partners III L.L.C. to terminate the monitoring agreement in exchange for a one-time payment representing the estimated fair value of

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January 15, 2010

future payments under the agreement. As a result of the termination, affiliates of Blackstone and the Graham Family will have no further obligation to provide services to you and you will have no further obligation to make annual payments of $4.0 million under this agreement. Please disclose how the terms of this one-time payment were decided, including whether the one-time payment is based on terms included in the original monitoring agreement. Please also disclose when you expect this termination agreement to be finalized.

The monitoring agreement contemplates the termination of the monitoring fee in exchange for one-time payments, but does not specify the amount of such payments. The parties agreed to calculate the one-time termination payments based on a discounted cash-flow analysis comparable to those used to calculate comparable termination fees with respect to comparable monitoring fee agreements, which includes determining the present value of estimated future payments under the monitoring agreement using a discounted cash flow analysis. The Company has added disclosure to this effect on page 42. The Company has finalized the termination agreement and has filed its form as an exhibit to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 42

Reorganization Adjustments, page 42

10.	Please expand your disclosures regarding adjustment (a) by addressing the following:

•	Please clearly show how you are arriving at each amount included in the table, including the income tax receivable agreements obligation at the beginning of each period;

•	Please clarify how you are arriving at the assumed pro forma payments amount; and

•

You are recording an other income/expense described as increase (decrease) in income tax receivable agreements. Please tell us how you determined the impact should be reflected in the other expense, net line item.

The Company has expanded its disclosure to more clearly describe how the amounts included in the table in note (a) to the pro forma statements of operations were derived.

The Company determined that changes in estimates related to the income tax receivable agreement obligation should be reflected as other income or expense. While the initial obligation related to the income tax receivable agreements represents an equity transaction with shareholders (the Existing Holders) entered into in conjunction with the reorganization, the Company determined that changes in estimates related to the

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January 15, 2010

obligation should be reflected in earnings rather than equity. In reaching this determination, the Company considered the lack of clear authoritative guidance related to these agreements, and therefore looked to analogous accounting for a registration payment arrangement as a contingent liability in ASC 825-20-30-4 and 35-1. Registration payment arrangements that are recorded at inception as a contingent liability are included in the allocation of proceeds from the related financing transaction. However, subsequent changes to that initial contingent liability recognized are included in earnings. The Company also considered by analogy the guidance related to the accounting for contingent consideration in a business combination in ASC 805-30 -35-1. While the initial amount for contingent consideration is recognized as part of the business combination, changes in the fair value of contingent consideration that are classified as an asset or liability are generally recognized in earnings.

In determining the appropriate classification within earnings, the Company concluded that changes in estimates related to the income tax receivable agreement obligation should be reflected as other income or expense because the income tax receivable agreement is not related to its principal or ongoing operations, but rather relates to peripheral or incidental activities resulting from an initial transaction with shareholders and therefore should not be characterized as part of operating income or expense. The Company also determined that it should not be reflected as a component of income tax provision. While the income tax receivable agreement obligation is determined based on realized tax benefits, any payments made under the income tax receivable agreements are to Existing Holders and represent transactions separate from the related tax benefits. The Company therefore does not believe it is appropriate to reflect the changes in the income tax receivable agreement obligation as an income tax subject to the provisions of ASC 740 and does not believe it would accurately present the Company’s effective tax rate. The Company also believes that recording the changes in estimate of the obligation under the income tax receivable agreements as other income or expense is consistent with the practice followed by others involved in similar transactions.

Offering Adjustments, page 42

11.	We note your response to comment 16 in our letter dated November 25, 2009. Adjustment (c) eliminates the annual monitoring fees paid to affiliates of Blackstone and the Graham family due to the anticipated termination of the monitoring agreement. Please tell us the nature of the services received in connection with the monitoring agreement and whether you would need to continue to receive these services from another entity subsequent to the termination of the monitoring agreement.

The monitoring agreement provides for financial, management and strategic advisory services provided by affiliates of Blackstone and the Graham Family since 1998, when Blackstone originally acquired its interest in the Company (the “Acquisition”). The services provided under the monitoring agreement have included (i) corporate finance advice, (ii) recruitment and evaluation of senior management, (iii) development of strategic initiatives, and (iv) other management, consulting and financial services,

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January 15, 2010

including (a) the analyses of management’s budgets and major capital expenditures, (b) the review of management’s financial projections and financial reports, (c) negotiation and analyses of financing alternatives, and (d) monitoring of debt service and other financial metrics. The Company believes that it will be unnecessary to procure such services from another entity upon the completion of the offering, as a result of, among other things, the substantial strategic and other activities and enhancement of the Company’s senior management team since the Acquisition.

12.	We note your response to comment 20 in our letter dated November 25, 2009. For adjustment (h), please address the following:

•	In a similar manner to note (1), please clearly show the calculation for each of the reconciling items to arrive at pro forma weighted average shares outstanding-diluted; and

•

You state that the weighted average share calculation gives retroactive effect to any changes in your capital structure as well as the number of shares the proceeds of which will be used to repay any debt as reflected in the pro forma adjustments. Please clearly disclose the number of IPO shares included in and excluded from the pro forma EPS computations.

The Company has added the additional detailed calculations requested by the Staff on pages 48 and 49.

13.	Please confirm and clarify your disclosures as necessary so that it is clear whether adjustment (f) relates to the same units that are discussed in adjustment (d) on page 38.

The Company has clarified its disclosure to make it clear that adjustment (f) to the pro forma statements of operations on page 47 relates to adjustment (e)(1) to the pro forma balance sheet on page 42 and not to adjustment (d) to the pro forma balance sheet on page 41. Adjustment (d) to the pro forma balance sheet is a Reorganization Adjustment that reflects the exchange of partnership units for the Company’s shares by the Graham Family entities and corresponds to adjustment (b) to the pro forma statements of operations. Adjustments (f) and (e)(1) are Offering Adjustments that reflect the issuance of partnership units to the Company in exchange for its capital contribution of cash proceeds from this offering to the partnership to enable the partnership to repay debt.

MD&A

Results of Operations, page 51

14.	We note your response to comment 22 in our letter dated November 25, 2009. We continue to believe that you should better quantify the extent to which fluctuation in your

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January 15, 2010

sales are attributable to changes in prices, changes in the volume of products sold, and the introduction of new products. In this regard, you could consider discussing the percentage of the increase or decrease which was due to a particular factor. For example, for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008, you could disclose the percentage of the $267 million decrease in sales that was attributable to the changes in prices or changes in the volumes sold.

The Company has expanded disclosure in the period-on-period comparisons beginning on page 57 to better quantify the components that contribute to the fluctuation in its sales.

Critical Accounting Policies and Estimates

Long-Lived Assets and Impairment of Goodwill, page 58

15.	We note your response to comment 23 in our letter dated November 25, 2009. During the year ended December 31, 2008, certain long-lived assets were evaluated for possible impairment due to events or circumstances existing that indicated that the carrying value may not be recoverable. Of these assets, a subset of assets was further evaluated for impairment by comparing estimated fair value to the carrying value of such assets. For any assets or asset groups, including this subset of assets, which have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows and discounted cash flows, if the second step of the impairment test was performed, exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted and discounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Securities and Exchange Commission

January 15, 2010

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

The Company has prepared the following additional discussion of its impairment analysis:

•

As part of the Company’s review for impairment of long-lived assets during the year ended December 31, 2008, the Company performed an evaluation of indicators of possible impairment. Long-lived assets, with a net book value of $229.7 million, were identified as having a carrying value that may not be recoverable. The Company’s further evaluation of these assets (“Step 1 analysis”) indicated that assets with a net book value of $139.5 million were not impaired, as its estimated undiscounted cash flows for these amounts exceeded their net book value.

•

Assets with a net book value of $90.2 million required further evaluation (“Step 2 analysis”) for impairment as a result of the net book value exceeding the estimated undiscounted cash flows. The estimated fair value of such assets was compared to the net book value, resulting in impairment charges (including impairment charges related to idle assets with no future value identified during the year) of $102.5 million for the year ended December 31, 2008.

For assets that were considered not to be impaired following the Step 1 analysis, the expected undiscounted future cash flows exceed the total net book value of such assets by $236.5 million, or 170%, which the Company believes is substantial. As a result, the Company has enhanced its current critical accounting disclosures for this matter as follows:

“The plastic container business is capital intensive and highly competitive. Technology and market conditions can change rapidly, possibly impacting the fair value of our long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We generally use a probability-weighted estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. For assets deemed not recoverable, any impairment loss, if indicated, is measured on the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. When fair values are not available, we generally estimate fair value using the probability-weighted expected future cash flows discounted at a risk-adjusted rate. Management believes that this policy is critical to the financial statements, particularly when evaluating long-lived assets for impairment. Varying results of this analysis are possible due to the significant estimates involved in our evaluations”.

As part of the Company’s review for impairment of long-lived assets during the year ended December 31, 2008, the Company performed an evaluation of indicators of possible impairment. Long-lived assets, with a net book value of $229.7 million, were identified as having a carrying value that may not be recoverable. The Company’s further evaluation of these assets (“Step 1 analysis”) indicated that assets with a net book value of $139.5 million were not impaired, as its estimated undiscounted cash flows exceeded the net book value. Assets with a net book value of $90.2 million required further evaluation (“Step 2 analysis”) for impairment as a result of the net book value exceeding the estimated undiscounted cash flows. The estimated fair value of such assets was compared to the net book value, resulting in impairment charges (including impairment charges related to idle assets with no future value identified during the year) of $102.5 million for the year ended December 31, 2008. For assets that were considered not to be impaired following the Step 1 analysis, the expected undiscounted future cash flows substantially exceeded the total net book value of such assets.”

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January 15, 2010

Management, page 89

16.	Please revise and update your compensation disclosure, including your “Compensation Discussion and Analysis” disclosure and the related compensation tables, to cover your fiscal year ended December 31, 2009.

The Company has revised and updated the compensation disclosure, including the Compensation Discussion and Analysis disclosure and the related compensation tables, beginning on page 98 to cover the fiscal year ended December 31, 2009.

Compensation Discussion and Analysis, page 93

Administration and Role of Executive in Establishing Compensation, page 94

17.	We note your response to comment 31 in our letter dated November 25, 2009. Please revise your prospectus disclosure to reflect the information in your response, updated as necessary to reflect any changes for 2009.

The Company has revised its disclosure on page 99 to indicate that the members of the compensation committee of the Advisory Committee are Charles E. Kiernan and James A. Quella.

Certain Relationships and Related Party Transactions, page 118

Core Trust Purchasing Group Participation Agreement, page 123

18.	We note your response to comment 43 in our letter dated November 25, 2009. As previously requested, please revise your prospectus disclosure to disclose the approximate dollar value of the amount involved in the transaction. Please refer to Item 404(a)(3) of Regulation S-K and Section 230.03 of our Compliance & Disclosure Interpretations for Regulation S-K, which is available on our website.

The Company has disclosed the estimated amounts of purchases from vendors affiliated with the Core Trust Purchasing Group on page 131.

Financial Statements

General

19.

        Page 28 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

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January 15, 2010

On January 15, 2010, the board of directors of the Company approved a 1,465.4874-for-1 stock split of the Company’s common stock and a 3,781.4427-for-1 split of Graham Packaging Holdings Company’s partnership units to occur immediately prior to the effectiveness of the Company’s initial public offering. All shares, units, per share and per unit information referenced throughout the Registration Statement, including the consolidated financial statements, have been retroactively adjusted to reflect these stock and unit splits. The “draft” Report of the Company’s Independent Registered Public Accounting Firm and related signed and dated preface have been included in the Amendment No. 1.

Unaudited Financial Statements

General

20.	We note your response to comment 51 in our letter dated November 25, 2009. You determine the fair value of a partnership unit based on the weighting of three valuation approaches. Please provide us with a summary of how the fair value of the partnership units was determined as of December 31, 2008 and October 1, 2009. Your summary should include the following:

•

Please provide us with the computations which show how fair value was determined as of each date. These computations should include the fair value determined based on each approach used as well as show how you combined each of these approaches to arrive at the final fair value;

Below is the computation of fair value as of December 31, 2008 based on different approaches:

December 31, 2008 Valuation

	Enterprise Value Range	Equity Value Range
Market Multiple Approach	$2.4 billion to $2.7 billion	$156.3mm to $426.3mm
Transaction Approach	$2.7 billion to $3.1 billion	$426.3mm to $786.3mm
DCF Approach	$2.4 billion to $2.8 billion	$156.3mm to $516.3mm

Concluded Range	$2.4 billion to $2.8 billion	$156.3mm to $516.3mm

Enterprise value from operations was based primarily on market multiple (42.5% weighting) and discounted cash flow (“DCF”) approaches (42.5% weighting). Less consideration was given to the transaction approach (15.0% weighting) due to a lack of comparable transactions in recent months due in large part to unstable credit markets. The primary difference between the Enterprise Value Range and the Equity Value Range is the outstanding long-term debt balances.

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January 15, 2010

Market Multiple Approach as of December 31, 2008

(dollars in millions)

LTM Ended 11/30/2008	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range
EBITDA	$450.2	5.0x	—	6.0x	$2,251.2	—	$2,701.5
EBIT	$272.2	9.0x	—	10.0x	$2,449.5	—	$2,721.7

2009E
EBITDA	$454.5	5.0x	—	6.0x	$2,272.3	—	$2,726.8
EBIT	$291.2	9.0x	—	10.0x	$2,620.9	—	$2,912.1

Selected Enterprise Value Range (rounded)					$2,400.0	—	$2,700.0

Transaction Approach as of December 31, 2008

(dollars in millions)

LTM Ended 11/30/2008	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range
EBITDA	$450.2	6.0x	—	7.0x	$2,701.5	—	$3,151.7
EBIT	$272.2	10.0x	—	11.0x	$2,721.7	—	$2,993.9

Selected Enterprise Value Range (rounded)					$2,700.0	—	$3,100.0

DCF Approach as of December 31, 2008

Revenue was projected to decrease by 12.0% in 2009 and increase by 2.8% and 2.9% in 2010 and 2011, respectively. Much of the expected decrease in 2009 is due to external market factors and the general expected decline in the global economy. Consistent with long-term expected inflationary growth, the Company utilized a long-term growth rate of 3.0% for the terminal year after 2011.

For the purposes of the DCF valuation, EBITDA reflects actual cash EBITDA rather than adjusted or covenant compliance EBITDA. EBITDA and EBIT margins were expected to remain relatively flat across the projection period, between 19.0% and 19.1% and 11.8% and 11.9%, respectively. However, the Company projects an improvement in margins over historical results due to certain strategic plant closures and headcount reductions and better management of resin pass-throughs.

Reasonable adjustments were made for depreciation and amortization, capital expenditures and working capital for the fiscal years ending 2009 through 2011, with working capital requirements calculated as 10% of the change in revenue based on an examination of industry working capital levels.

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January 15, 2010

A sensitivity analysis was conducted on the DCF calculations by employing various discount rates in a range of 9.0% to 11.0% and various terminal long-term growth rates in a range of 2.0% to 4.0%.

Based on the aforementioned assumptions, a range of $2,400.0 million to $2,800.0 million was estimated for the Company’s enterprise value under the DCF approach.

October 1, 2009 Valuation

	Enterprise Value Range	Equity Value Range
Market Multiple Approach	$3.0 billion to $3.1 billion	$705.6mm to $800.6mm
Transaction Approach	$2.8 billion to $3.2 billion	$515.6mm to $895.6mm
DCF Approach	$2.6 billion to $3.4 billion	$325.6mm to $1,085.6mm

Concluded Range	$2.8 billion to $3.2 billion	$515.6mm to $895.6mm

Enterprise value from operations was based primarily on market multiple (40.0% weighting) and DCF approaches (40.0% weighting). Less consideration was given to the transaction approach (20.0% weighting) due to a lack of comparable transactions in recent months due in large part to unstable credit markets.

Market Multiple Approach as of October 1, 2009

(dollars in millions)

LTM Ended 11/30/2008	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range
EBITDA	$450.2	5.0x	—	6.0x	$2,251.2	—	$2,701.5
EBIT	$272.2	9.0x	—	10.0x	$2,449.5	—	$2,721.7

2009E
EBITDA	$454.5	5.0x	—	6.0x	$2,272.3	—	$2,726.8
EBIT	$291.2	9.0x	—	10.0x	$2,620.9	—	$2,912.1

Selected Enterprise Value Range (rounded)					$2,400.0	—	$2,700.0

Transaction Approach as of October 1, 2009

(dollars in millions)

LTM Ended 11/30/2008	Representative Level	Selected Multiple Range			Indicated Enterprise Value Range
EBITDA	$450.2	6.0x	—	7.0x	$2,701.5	—	$3,151.7
EBIT	$272.2	10.0x	—	11.0x	$2,721.7	—	$2,993.9

Selected Enterprise Value Range (rounded)					$2,700.0	—	$3,100.0

Securities and Exchange Commission

January 15, 2010

DCF Approach as of October 1, 2009

Revenue was projected to decrease by 12.7% in 2009 and increase by 2.2%, and 3.2% in 2010 and 2011, respectively. Much of the expected decrease in 2009 is due to external market factors and the general expected decline in the global economy. Consistent with long-term expected inflationary growth, the Company utilized a long-term growth rate of 3.0% for the terminal year after 2011.

For the purposes of the discounted cash flow valuation, EBITDA reflects actual cash EBITDA rather than adjusted or covenant compliance EBITDA. EBITDA and EBIT margins were expected to remain relatively flat across the projection period, between 17.1% and 19.7% and 9.3% and 12.5%, respectively. However, the Company projects an improvement in margins over historical results due to certain strategic plant closures and headcount reductions and better management of resin pass-throughs.

Reasonable adjustments were made for depreciation and amortization, capital expenditures and working capital for the fiscal years ending 2009 through 2011, with working capital requirements calculated as 10% of the change in revenue based on an examination of industry working capital levels.

A sensitivity analysis was conducted on the DCF calculations by employing various discount rates in a range of 8.5% to 10.5% and various terminal long-term growth rates in a range of 2.0% to 4.0%.

Based on the aforementioned assumptions, a range of $2,600.0 million to $3,400.0 million was estimated for the Company’s enterprise value under the DCF approach.

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You used a lack of marketability discount in your determination of fair value which it appears was 10% in your December 31, 2008 valuation and 5% in your October 1, 2009 valuation. Please clarify whether any additional discounts were used to arrive at the fair value amount as well as how you determined the appropriate discount percentages; and

No additional discounts were used to arrive at fair value. The lack of marketability discount was estimated using a protective put methodology. This methodology proposes that the lack of marketability discount can be approximated by the value of a European put option, struck at the market price of the underlying security at the time of purchase of restricted shares. Two put option models were considered to quantitatively estimate the magnitude of the discount, the Chaffe and Finnerty models.

The primary inputs for the Chaffe and Finnerty models are the risk-free rate, volatility and time to liquidity. The Chaffe model also uses the per share value of common stock as the strike price.

Securities and Exchange Commission

January 15, 2010

For December 2008, a term ranging from 12 to 24 months was used. As of the valuation date, a liquidity event was not planned in the near future considering the financial markets at that time.

For October 2009, a term ranging from 3 to 9 months was used. As of this date, a liquidity event was expected in the near future as discussions of an initial public offering had begun.

The risk-free rate is the yield on a U.S. Treasury with a time to maturity matching the selected time to liquidity. For December 2008, the 1-year U.S. Treasury yield and 2.0 year U.S. Treasury yield were used to estimate the rate. For October 2009, the 6-month U.S. Treasury yield was used to estimate the rate.

Volatilities of 35.0% (for December 2008) and 30.0% (for October 2009) were estimated for the Company based on the trading volatility and the Black-Scholes inputs used by comparable public companies.

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Please provide us with a summary of the key assumptions used under each approach and your basis for each of these assumptions. For example, for the market multiple approach, please address how you determined which comparable packaging companies to use.

Market Approach

Six publicly traded companies were considered in the packaging industry. These companies consist of: Aptargroup Inc., Ball Corp., Constar International Inc., Crown Holdings Inc., Owens-Illinois Inc., and Silgan Holdings Inc. Although other public companies participate within this industry, the selected comparable companies were the most comparable in terms of size and product offerings. Constar was removed due to its filing for reorganization under Chapter 11 on December 30, 2008.

The Company’s profitability, as measured by its EBITDA margin (EBITDA/Revenue) and EBIT margin (EBIT/Revenue), is generally at or above the industry median. However, the Company’s historical and projected earnings growth is slightly below the industry median, while the Company is also smaller in size than the median observation.

The comparable companies’ EBITDA multiples for the twelve months ended December 2008 formed a range of 4.5x to 7.1x with a mean and median of 6.4x and 6.8x, respectively. The comparable companies’ EBIT multiples for the same period formed a range of 6.1x to 11.1x with a mean and median of 9.2x and 9.9x, respectively. Based on the aforementioned factors, multiples were selected at or slightly below the mean and medians (5.0x to 6.0x EBITDA and 9.0x to 10.0x EBIT) to estimate enterprise value based on actual figures for the twelve months ended November 30, 2008 and estimated 2009 figures.

Securities and Exchange Commission

January 15, 2010

The comparable companies’ EBITDA multiples for the twelve months ended October 2009 formed a range of 6.0x to 8.3x with a mean and median of 7.5x and 7.8x, respectively. The comparable companies’ EBIT multiples for the same period formed a range of 7.8x to 13.6x with a mean and median of 10.7x and 10.9x, respectively. Based on the aforementioned factors, multiples were selected slightly below the mean and medians (6.5x to 7.0x EBITDA and 10.0x to 10.5x EBIT) to estimate enterprise value based on actual figures for the twelve months ended September 30, 2009 and estimated 2009 and 2010 figures.

Transaction Approach

This approach was based on 12 transactions announced between January 1, 2005 and December 31, 2008 in the packaging industry, for which purchase price multiples were available. Considering the market conditions during the second half of 2008, no comparable transactions were announced after June 16, 2008. For October 2009, two additional transactions announced during 2009 were used for this approach.

The comparable transactions’ EBITDA multiples for the twelve months ended December 2008 formed a range of 3.4x to 11.3x with a mean and median of 8.2x and 8.7x, respectively. The comparable transactions’ EBIT multiples for the same period formed a range of 7.0x to 19.8x with a mean and median of 13.9x and 14.3x, respectively. Multiples were selected at a discount to the mean and medians (6.0x to 7.0x EBITDA and 10.0x to 11.0x EBIT) to estimate enterprise value based on actual figures for the twelve months ended November 30, 2008.

The comparable transactions’ EBITDA multiples for the twelve months ended October 2009 formed a range of 3.4x to 11.3x with a mean and median of 7.8x and 7.9x, respectively. The comparable transactions’ EBIT multiples for the same period formed a range of 7.0x to 19.8x with a mean and median of 13.6x and 14.2x, respectively. Multiples were selected at a discount to the mean and medians (6.0x to 7.0x EBITDA and 10.0x to 11.0x EBIT) to estimate enterprise value based on actual figures for the twelve months ended September 30, 2009.

The selected range of EBITDA multiples were somewhat below the median of the range found in recently publicly disclosed transactions. The selection of multiples was based on the same factors used in selecting multiples under the comparable company market multiple approach.

DCF Approach

The DCF Approach utilized company projections from 2009 to 2011. EBITDA projections were as follows:

	December 2008	October 2009
2009	$432.0 million	$433.8 million
2010	$446.2 million	$446.1 million
2011	$458.7 million	$468.3 million

Securities and Exchange Commission

January 15, 2010

EBITDA was adjusted for depreciation and amortization, taxes, capital expenditures and working capital to arrive at debt-free cash flows.

Cash flows were then discounted by a range of 9.0% to 11.0% for December 2008 and 8.5% to 10.5% for October 2009 based on the estimated weighted average costs of capital for the Company at each valuation date.

A terminal value was estimated using a perpetuity method. This methodology uses a capitalization rate applied to the subject company’s normalized free cash flow for the first year beyond the projected period. The capitalization rate is calculated as the weighted average cost of capital less the Company’s estimated long-term sustainable growth rate, which was estimated to range from 2.0% to 4.0% based on inflation expectations. The terminal value is then discounted back using the previously selected discount rate.

21.	A subscription agreement was entered into on May 4, 2009 to purchase 25.66 shares of common stock of Graham Packaging Company, Inc. at a price of $9,741.06. Please help us understand how you determined that this equated to a partnership unit price of $25,122.

On May 4, 2009, there were 29,325.001 shares of the Company outstanding and the Company owned 11,371 partnership units of the partnership. The ratio of shares to partnership units owned was 2.5789 shares per partnership unit. Therefore, in order to derive the value of a share of the Company’s stock, the Company divided the value of a unit of $ 25,121.50 by 2.5789 to obtain an equivalent value of a share of $ 9,741.06. For an explanation of how the Company determines the fair value of Graham Packaging Holdings Company’s partnership units, please see the response to comment 20 included in this letter and the response to comment 51 in the letter dated December 22, 2009.

22.	Please address the following related to your reconciliation of the IPO price range:

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You estimate that there was a $285.3 million of implied EBITDA and EBIT multiple increase from December, 31, 2008 to September 30, 2009. Given that the majority of your partnership option grants were made in April, May, and June 2009, please address what consideration you gave as to whether a portion of this implied EBITDA and EBIT multiple increase could have occurred prior to or during the time of these option grants. For example, using the same market multiple approach, please tell us whether there would have been a similar increase if you had done the valuation as of March 31, 2009 or around the same time as these option grants. In a similar manner, please address whether there was an increase in the last twelve month EBIT and EBITDA at the time of these option grants; and

Securities and Exchange Commission

January 15, 2010

The Company’s EBITDA and EBIT for the twelve months ended March 31, 2009 were estimated to be approximately $460.5 million and $290 million, respectively, which represents a 2.3% and 6.2% increase from the Company’s EBITDA and EBIT for the twelve months ended December 31, 2008 of $450.2 million and $272.2 million, respectively. However, due to market multiple declines, which were down approximately 5% as of March 31, 2009, there would not have been a material change in enterprise or equity value if a valuation would have been done as of March 31, 2009.

•	Please further advise on the nature of the line items described as the increase in enterprise valuation as well as the increase in equity value. Please also address how you arrived at these amounts.

Please refer to the response to comment 20 where multiples selected, the change in comparable multiples, as well as discounted cash flow, changes in the projections and weighted average cost of capital are discussed. The transaction approach has stayed constant.

Graham Packaging Holdings Company

Form 10-K for the Year Ended December 31, 2008

General

23.	Please address the comments above in future filings, as applicable.

Graham Packaging Holdings Company will prospectively address the comments above, as applicable, in their future filings.

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Securities and Exchange Commission

January 15, 2010

Please note that we have included certain changes to the Amendment No. 1 other than those in response to the Staff’s comments.

Please call me (212-455-2812) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Richard A. Fenyes
Richard A. Fenyes